FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Operational Update Across Canadian Operations

Toronto, Ontario (June 18, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today provided operational updates at its Young-Davidson and Island Gold District operations, as well as revised its second quarter production and cost guidance.
Young-Davidson operational update
Production from Young-Davidson in the second quarter has been impacted by recent events. Last week, the operation experienced two seismic events, with one occurring at an active mining front. No injuries were sustained; however, infrastructure was damaged limiting access to two higher grade stopes that were scheduled to be mined during the second quarter. The mining sequence is consistently reviewed and monitored to manage seismicity, and based on these recent events, the Company expects mining rates to average approximately 5,000 tonnes per day (“tpd”) for the remainder of the year. The Company will be optimizing the mining sequence and implementing additional ground support measures through the second half of the year, which is expected to support higher mining rates beyond 2026. A further update on the near-term outlook for Young-Davidson will be provided with the release of second quarter financial results in late July.
Additionally, the operation experienced power outages due to storm related damage to the regional power line in late May. The remote location of the power line along the route between the town of Kirkland Lake and Young-Davidson contributed to longer response time from the utility company. This resulted in a total of three days of unplanned downtime which impacted mining rates and production for the quarter.
Impact on second quarter and full year guidance
Given the seismic events at Young-Davidson, the unplanned downtime for power loss in May, and lower grades mined, the Company expects Young-Davidson production to be lower than anticipated for the second quarter and in-line with the first quarter. The Company is revising its second quarter production guidance to between 130,000 and 135,000 ounces, reflecting the shortfall at Young-Davidson, as well as the timing of recovery of ounces at La Yaqui Grande. Island Gold production for the second quarter is expected to be in line with plan for the quarter. Updated quarterly production guidance represents a 12% decrease from previous guidance based on the mid-point. Second quarter costs are also expected to be higher than previously guided, reflecting the lower production at Young-Davidson.
Given lower first half production and lower mining rates expected from Young-Davidson through the second half of the year, the Company expects consolidated production will be below the low end of 2026 guidance, and costs above full year guidance. The Company will provide revised 2026 consolidated production and cost guidance with the release of its second quarter financial results in late July.

TRADING SYMBOL: TSX:AGI NYSE:AGI

“We are disappointed with the operational challenges at Young-Davidson, and are working diligently to review and optimize the mining sequence to support higher mining rates going forward. The first half has been challenging, but we expect stronger production into the second half of this year. The key driver of this expected improvement is the Island Gold District. The ramp up of the operation continues to track well, as does work on the shaft and larger mill expansion, which are expected to be significant drivers of growth over the next several years,” said John A. McCluskey, President and Chief Executive Officer.
Island Gold operational update
Island Gold District operations continue to perform well, and remain on track to achieve full year guidance with significant production growth expected through the remainder of the year. Underground mining rates have increased to average a new record of more than 1,500 tpd to date in the second quarter, and are on track to increase to 2,000 tpd by the end of 2026. Underground grades mined in the second quarter continue to perform well and are expected to be consistent with the first quarter, as previously guided. Open pit grades mined are also performing well and remain consistent with full year guidance.
Magino mill throughput rates have demonstrated a significant improvement, averaging nearly 9,800 tpd to date in June. The improved performance follows the scheduled replacement of conveyor belts, as well as the ball and SAG mill liners during the last week of May. Throughput rates within the Magino mill are ramping up as planned and are expected to increase to average 10,000 tpd by the third quarter. Combined with increasing underground mining rates and higher grades, the Island Gold District is expected to contribute substantial production growth into the second half of 2026 at lower all-in sustaining costs.
All remaining 2026 legacy Argonaut gold hedges eliminated
During the second quarter, the Company repurchased and eliminated all remaining forward sale contracts that were set to mature in the second half of 2026. These contracts totaled 35,000 ounces at an average price of $1,821 per ounce. The cost to eliminate the 35,000 ounces was $92.3 million of cash, for an effective price of approximately $4,458 per ounce, providing further upside to higher gold prices.
This followed the repurchase and elimination of forward contracts in the first quarter covering 15,000 ounces scheduled to mature in the second half of 2026. The Company has now retired 279,000 ounces, or 85% of the 329,000 ounces of forward contracts inherited from Argonaut Gold in July 2024, prior to maturity, and will continue to explore opportunities to retire the remaining 50,000 ounces which are set to mature during the first half of 2027.
$30 million of shares repurchased under share buyback in May
As previously disclosed, the Company repurchased 753,600 shares at a cost of $30.0 million, or $39.84 per share, under its Normal Course Issuer Bid (“NCIB”) in May 2026. With growing free cash flow and one of the strongest outlooks in the sector, the Company will continue to evaluate opportunities to repurchase shares and expects to be active over the coming months.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “estimate”, “potential”, “outlook”, “on track”, “continue”, “ongoing”, "will", “believe”, “anticipate”, "intend", "estimate", "forecast", "budget", “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements contained in this press release are based on expectations, estimates and projections as of the date of this press release.
Forward-looking statements in this press release include, but may not be limited to, information, expectations and guidance as to strategy, plans, future financial and operating performance, such as mining, milling and throughput rates; production rates and potential; free cash flow; costs, including all-in sustaining costs; forthcoming updates to 2026 production and cost guidance as well as an update to the near and medium term outlook for the Young-Davidson mine with the release of second quarter financial results; planned re-evaluation and optimization of the mine plan sequence and the implementation of additional ground support measures at the Young-Davidson mine; gold grades; gold prices; planned and potential exploration; status and anticipated effects of completion of the Island Gold District Expansion and the Phase 3+ Expansion Project; value of operation, growth prospects and strong sector outlook; intent and ability to improve employee attraction and retention; continued approach to forward sale contracts inherited from Argonaut Gold; share repurchases under the Company’s NCIB; and other statements or information that express management's expectations or estimates of future performance, operational, geological or financial results.
The Company cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and

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TRADING SYMBOL: TSX:AGI NYSE:AGI

unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this press release, include (without limitation): the actual results of current exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to illness, disease, epidemic or pandemic which may impact, among other things, the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; the potential impact of any tariffs, trade barriers and/or regulatory costs; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; risks associated with the startup of new mines; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; delays in or impediments to construction and improvement initiatives, including, without limitation, the Phase 3+ Expansion, the Island Gold District Expansion, construction of the 115kV powerline, expansion of the Magino mill, paste plant construction project, and construction of the Lynn Lake Project, and the PDA project; inherent risks and hazards associated with mining and mineral processing including industrial accidents; environmental hazards including, without limitation, fires, floods, seismic activity, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2025, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations and is calculated by adding back the change in non-cash working capital to “cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow per share” is calculated by dividing “cash flow from operations before changes in working capital” by the weighted average number of shares outstanding for the period. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. “Return on

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TRADING SYMBOL: TSX:AGI NYSE:AGI

equity” is defined as earnings from continuing operations divided by the average total equity for the current and previous year. “Mining cost per tonne of ore” and “cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects. “Growth capital” are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. “Capitalized exploration” are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. “Total capital expenditures per ounce produced” is a non-GAAP term used to assess the level of capital intensity of a project and is calculated by taking the total growth and sustaining capital of a project divided by ounces produced life of mine. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, “mine-site all-in sustaining costs”, and “all-in costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period.
These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation. “Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS. “Adjusted net earnings” excludes the following from net earnings: foreign exchange gain (loss), items included in other loss, certain non-reoccurring items and foreign exchange gain (loss) recorded in deferred tax expense. “Adjusted earnings per share” is calculated by dividing “adjusted net earnings” by the weighted average number of shares outstanding for the period. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available in the Company’s latest Management’s Discussion and Analysis available online on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov and at www.alamosgold.com.

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